Exhibit 99.8

American Rebel to Exhibit at 2023 SHOT Show

Largest Trade Show for Shooting Sports, Hunting and Law Enforcement Industries

Las Vegas, NV, Jan. 17, 2023 (GLOBE NEWSWIRE) — American Rebel Holdings, Inc. (NASDAQ: AREB) – America’s Patriotic Brand (the “Company”) will exhibit at the 2023 SHOT Show at the Venetian in Las Vegas January 17 – 20 in Booth #40553. American Rebel will be exhibiting their Champion safes, Superior safes, American Rebel safes, Safe Guard safes, American Rebel 2A Lockers, safe accessories, Liquid Fire, a new line of E-Bikes and more. “Adding new product offerings to American Rebel makes us one step closer to truly becoming America’s Patriotic Brand,” said American Rebel CEO Andy Ross.

American Rebel CEO Andy Ross says the SHOT Show is akin to the “Super Bowl of trade shows” and he is excited to elevate American Rebel’s profile. “I see it as our coming out party since it is the first industry trade show for American Rebel and Champion to exhibit together,” says Ross.

The Company has spent the last several years building quality product lines that speak to the brand’s mission. The Company also closed on the acquisition of Champion Safe on July 29, 2022, which contributed to the Company growing Q3 2022 revenues to $4.1 million compared to $0.3 million Q3 2021.

Also, CEO Andy Ross was asked back as a guest on Morning Blend on ABC-TV 13 KTNV/Las Vegas for a feature on the SHOT Show that is scheduled to air Wednesday, January 18. Andy was previously a guest on Morning Blend on December 29, 2022, discussing building America’s Patriotic Brand.

About American Rebel Holdings, Inc.

American Rebel operates primarily as a designer, manufacturer and marketer of branded safes and personal security and self-defense products. The Company also designs and produces branded apparel and accessories and now intends to enter the E-Bike market. To learn more, visit www.americanrebel.com . For investor information, visit www.americanrebel.com/investor-relations .

About the SHOT Show

The SHOT Show is the world’s premier exposition of combined firearms, ammunition, law enforcement, cutlery, outdoor apparel, optics and related products and services. The SHOT Show attracts buyers from all 50 states and more than 100 countries and is the only event for retailers, wholesalers and distributors that brings the industry’s most innovative technology, products, manufacturers, education and regulatory leadership together to create one comprehensive and fully loaded experience.

The SHOT Show is restricted to members of the shooting, hunting, military and outdoor trade industry including commercial buyers and sellers of military, law enforcement and tactical products. It is a trade show not open to the general public.

For more information visit https://www.nssf.org/shotshow/

SOURCE : American Rebel Holdings, Inc.

Company Contact:

info@americanrebel.com